ADITYA BIRLA GROUP

06012610

Ref: AM:SVJ:2897:2006

Date:-12th April, 2006

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street
Mumbai - 400 001.
Fax No. 2272 3121/3719/2037

82-3428

SUPPL

Kind Attn:- Mr. Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

This is to notify you under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Saturday**, the **29th April, 2006**, to consider amongst other items of Agenda the Audited Financial Results of the Company, for the Financial Year ended 31st March, 2006.

RECEIVED
2006 APR 17 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Thanking you,

Yours Faithfully,
for Hindalco Industries Limited

ANIL MALIK
Company Secretary

cc.to:- The Secretary
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI - 400 051.
Tel. No. 6598100/6598235/36
Fax No. 6598237/38

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

cc.to:- The Secretary
National Securities Depository Ltd.,
Trade World, 4th Floor,
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel,
MUMBAI - 400 013.
Fax No. 4972993

cc.to:- The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,
Dalal Street, **MUMBAI - 400 001.**
Fax No.2723199

4/17

cc.to:-Securities and Exchange Commission - **Attn:- International Corporate Finance**
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

cc.to:-Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL. NO. 00 352 4590-1

cc.to:- Mr. Bonnie A. Schurnan
The Corporation Trust Company
1209 Orange Street,
Wilmington
Delaware - 19801
U. S. A.